Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following webpage was released in connection with the transaction:

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New T-Mobile.
5G for Good.
Watch the recap

We changed wireless. Now we plan to join with Sprint to create the New T-Mobile. Supercharging the Un-carrier and creating an unprecedented 5G network to connect more Americans for good.

Watch the announcement >

A network like no other.

By 2024, we aim to build a transformational 5G network to reach more cities and towns in the U.S. than anyone else, covering 90% of rural Americans.


New T-Mobile 4G/5G
New T-Mobile 4G/5G Coverage
T-Mobile 4G/5G
T-Mobile vs New T-Mobile in 2024
Columns depict projected average speeds.

New T-Mobile Un-carrier 1.0

By joining with Sprint, we'll be supercharging the Un-carrier. Merger approval will allow us to deliver our boldest moves yet with unprecedented connectivity and access for ALL Americans. This is 5G for Good.

CONNECTING HEROES INITIATIVE

PROJECT 10MILLION

T-MOBILE CONNECT

Connected Heroes Initiative Free 5G accecc for first responders. America’s heroes. Projects 10Million Every child connected.

T-Mobile Connect A plan to connect all Americans. At our lowest price ever. Support our LA County firefighters in action.

More about our new network:

Got questions about Connecting Heroes Initiatives?

What is the Connecting Heroes Initiative?

The New T-Mobile is making a 10-year commitment to provide every public and non-profit state and local law enforcement, fire and EMS first responder agency across the country the ability to get free unlimited talk, text and smartphone data.

Who is eligible for this plan?

This plan will be available to public state and local and private non-profit agencies that manage Police & Sheriff, Fire, and Emergency Medical Services for cities, counties and states.

- Eligible individuals at the above agencies include:
    - Police: sheriff and police chiefs, command, staff, dispatch, and career auxiliary/volunteer
    - Fire: chiefs, command, staff, dispatch career auxiliary/volunteer
    - Emergency Medical Services

What's included in this plan?

This plan will include unlimited smartphone talk text and data with 1GB of 4G LTE mobile hotspot with 3G speeds thereafter.

- The plan will also include Mobile without Borders and video streaming at DVD quality (480p).
- For $15 customer can upgrade to a plan with 20GB of mobile hotspot, unlimited texting and up to 256 kbps data in 210+ countries and destinations, plus free texting & unlimited in-flight Wi-Fi with Gogo

When will this plan become available?

As soon as possible following the T-Mobile merger with Sprint.

Will first responder organizations get 5G for free too?

Yes! The plan will include free access to New T-Mobile's 5G network!

How do I sign up my agency?

The Connecting Heroes initiative launches with New T-Mobile but today every public and non-profit state, county or city law enforcement, fire or EMS organization that's interested, can get on the list at www.t-mobile.com/ConnectingHeroes.

Our team will start working with you on a first come, first served basis, to make sure we're ready to light things up soon after the creation of the New T-Mobile.

Got questions about Project 10Million?

What is Project 10Million?

Project 10Million is a commitment to provide free internet access and hotspots, plus affordable hardware options to children that cannot do online schoolwork at home – available to 10 million households over five years.

- It includes:
    - Free Internet access for five years (up to 100GB/year)
    - A Free mobile Wi-Fi enabled hotspot per household
    - Access to a low-cost Wi-Fi enabled device available for purchase at our cost
    - Simple and easy install and support from T-Mobile's industry leading care team

Who will be eligible for Project 10Million?

We're working on all the details but the initiative is focused on meeting the needs of households that have school-aged kids who are under-connected based on income restraints. We still have a number of details to iron out -- but we're excited to get to work!

There are a lot of people who do this stuff and do it well. We're going to leverage the best people to get this done, including getting input from partners.

How will Project 10Million be implemented?

Once we are able to kick off the program (at the close of the merger), we'll get right to work building out the logistics of how this will be delivered to students. We expect it to be up and running in time for the 2020 school year, assuming the merger closes in early 2020.

Got questions about Project 1OMillion?

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.